Dolly Varden Silver Announces Full Exercise of Underwriters' Option in Bought-
Deal Financing for Total of $28.76 Million, With Participation by Eric Sprott

Vancouver, British Columbia - June 10, 2025 - Dolly Varden Silver Corporation (TSXV: DV) (NYSE American: DVS) (FSE: DVQ)  (the "Company" or "Dolly Varden") is pleased to announce that, in connection with the previously announced bought-deal offering announced on June 9, 2025,  a syndicate of underwriters (collectively, the "Underwriters"), have provided notice to the Company to exercise the underwriters' option in full for $3,750,500 in gross proceeds, resulting in aggregate gross proceeds of $28,755,500 to the Company, from the sale of a combination of securities of the Company, consisting of:

a) 2,445,500 common shares of the Company ("Common Shares") at a price of $4.60 per Common Share for gross proceeds of $11,249,300, to be issued on a prospectus-exempt basis pursuant to the 'listed issuer financing exemption' (LIFE) under applicable Canadian securities laws (the "LIFE Offering");

b) 1,128,000 Common Shares that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") that will be issued as part of a charity arrangement (each, a "Charity FT Share") at a price of $6.65 per Charity FT Share for gross proceeds of $7,501,200, to be issued under the LIFE Offering; and

c) 1,740,000 Common Shares that will qualify as "flow-through shares" within the meaning of subsection 66(15) of the Tax Act (each, a "FT Share") at a price of $5.75 per FT Share for gross proceeds of $10,005,000, to be issued on a prospectus exempt basis ("Private Placement Offering", and together with the LIFE Offering, the "Offerings").

Mr. Eric Sprott, through 2176423 Ontario Ltd., has indicated his intention to participate in the transaction.

The net proceeds from the sale of Common Shares will be used for working capital and general corporate purposes. The gross proceeds from the sale of Charity FT Shares and FT Shares will be used for further exploration, mineral resource expansion and drilling in the combined Kitsault Valley project, located in northwestern British Columbia, Canada, as well as for working capital as permitted, as Canadian Exploration Expenses as defined in paragraph (f) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Income Tax Act (Canada) and "flow through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada) that will qualify as "flow-through mining expenditures" and "BC flow-through mining expenditures" as defined in subsection 4.721(1) of the Income Tax Act (British Columbia), which will be renounced with an effective date no later than December 31, 2025 to the initial purchasers of Charity FT Shares and FT Shares.

The Offerings are expected to close on June 26, 2025, or such earlier or later date as may be determined by the Underwriters (the "Closing"). Closing is subject to the Company receiving all necessary regulatory approvals, including the approval of the TSX Venture Exchange and NYSE American (together, the "Exchanges") to list, on the date of Closing, the Common Shares, the Charity FT Shares and the FT Shares.

The LIFE Offering will be made in accordance with the 'listed issuer financing exemption' in Part 5A of National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), to purchasers in any province of Canada, except Québec. The Common Shares can also be offered in other jurisdictions where the LIFE Offering can lawfully be made, including the United States under applicable private placement exemptions. The Common Shares and Charity FT Shares issued and sold under the LIFE Offering will not be subject to a 'hold period' pursuant to applicable Canadian securities laws. There is an offering document related to the LIFE Offering that can be accessed under the Company's issuer profile at www.sedarplus.ca and on the Company's website at dollyvardensilver.com. Prospective investors should read this offering document before making an investment decision.

The FT Shares will be offered to accredited investors in each of the provinces of Canada pursuant to applicable prospectus exemptions in accordance with NI 45-106 and will have a statutory hold period of four months and one day from Closing.

In connection with the Offerings, the Underwriters will receive an aggregate cash fee equal to 5.0% of the gross proceeds of the Offerings. Eventus Capital Corp. is a special advisor to the Company.

Pursuant to existing agreements with the Company, Hecla Canada Ltd. ("Hecla") and Fury Gold Mines Ltd. ("Fury") will be entitled to acquire Common Shares in connection with the Offerings at a price of $4.60 per Common Share to maintain their pro rata equity interest in the Company. If Hecla or Fury exercise their pro rata rights, any Common Shares issued will be in addition to those issued as part of the Offerings.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This news release contains statements that constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. These forward‐looking statements or information relate to, among other things: receipt of all approvals related to the Offerings; the intended use of proceeds from the Offerings; the potential subscription of Hecla and Fury in connection with the Offerings and the expected Closing of the Offerings.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: the conditions to closing of the Offerings may not be satisfied, management's broad discretion regarding the use of proceeds of the Offerings, the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.